

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2025

Chris Zolas
Chief Financial Officer
Natural Resource Partners LP
1415 Louisiana Street, Suite 3325
Houston, Texas 77002

      Re: Natural Resource Partners LP
              Form 10-K for the Fiscal Year ended December 31, 2023
              Filed March 7, 2024
              File No. 001-31465

Dear Chris Zolas:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation